UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

20160030

DIVISION OF
CORPORATION FINANCE

February 25, 2016

Kristopher A. Isham
Wal-Mart Stores, Inc.
kristopher.isham@walmartlegal.com

Re: Wal-Mart Stores, Inc.
Incoming letter dated January 29, 2016

Dear Mr. Isham:

This is in response to your letter dated January 29, 2016 concerning the shareholder proposal submitted to Walmart by Mary Pat Tifft. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Mary Pat Tifft

*** FISMA & OMB Memorandum M-07-16 ***

February 25, 2016

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Wal-Mart Stores, Inc.
Incoming letter dated January 29, 2016

The proposal urges the board to set quantitative goals, based on current technologies, for reducing greenhouse gas emissions produced by the international marine shipping of products sold in the company's stores and clubs, and to report to shareholders regarding the goals and the steps the company plans to take to achieve them.

There appears to be some basis for your view that Walmart may exclude the proposal under rule 14a-8(i)(12)(i). In this regard, we note that a proposal dealing with substantially the same subject matter was included in Walmart's proxy materials for a meeting held in 2015 and that the 2015 proposal received 1.75 percent of the vote. Accordingly, we will not recommend enforcement action to the Commission if Walmart omits the proposal from its proxy materials in reliance on rule 14a-8(i)(12)(i).

Sincerely,

Evan S. Jacobson
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Walmart
Save money. Live better.

Legal
Corporate

Kristopher A. Isham
Associate General Counsel

702 SW 8th Street
Bentonville, AR 72716-0215
Phone 479 204 8684
Fax 479 277 5991
Kristopher.Isham@walmartlegal.com

January 29, 2016

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Wal-Mart Stores, Inc.*
Shareholder Proposal of Mary Pat Tifft
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that Wal-Mart Stores, Inc. (the "Company"), intends to exclude a shareholder proposal (the "Proposal") and statements in support thereof from the proxy materials for the Company's 2016 Annual Shareholders' Meeting (the "2016 Proxy Materials"). The Proposal was submitted by Mary Pat Tifft (the "Proponent"). A copy of the Proposal, along with the related correspondence, is attached hereto as Exhibit A. By copy of this letter, the Proponent is being notified of the Company's intention to omit the Proposal from the 2016 Proxy Materials.

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2016 Proxy Materials with the Commission; and,

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

> RESOLVED that shareholders of Wal-Mart Stores, Inc. ("Walmart") urge the Board of Directors to set quantitative goals, based on current technologies, for reducing total greenhouse gas ("GHG") emissions produced by the international marine shipping of products sold in Walmart's stores and clubs, and report to shareholders by December 31, 2016, at reasonable cost and omitting proprietary information, regarding the goals and the steps Walmart plans to take to achieve them.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may properly be excluded from the 2016 Proxy Materials pursuant to Rule 14a-8(i)(12)(i) because the Proposal deals with substantially the same subject matter as—and is, in fact, nearly identical to—a shareholder proposal that was included in the Company's 2015 proxy materials, and that proposal did not receive the support necessary for resubmission.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(12)(i) Because It Deals With Substantially The Same Subject Matter As A Previously Submitted Proposal, And That Proposal Did Not Receive The Support Necessary For Resubmission.

Under Rule 14a-8(i)(12)(i), a shareholder proposal dealing with "substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years" may be excluded from the proxy materials "for any meeting held within 3 calendar years of the last time it was included if the proposal received . . . [l]ess than 3% of the vote if proposed once within the preceding 5 calendar years."

A. Overview Of Rule 14a-8(i)(12).

The Commission has indicated that the condition in Rule 14a-8(i)(12) that the shareholder proposals deal with "substantially the same subject matter" does not mean that the previous proposal(s) and the current proposal must be exactly the same. Although the predecessor to Rule 14a-8(i)(12) required a proposal to be "substantially the same proposal" as prior proposals, the Commission amended this rule in 1983 to permit exclusion of a proposal that "deals with substantially the same subject matter." The Commission explained the reason for and meaning of the revision, stating:

> The Commission believes that this change is necessary to signal a clean break from the strict interpretive position applied to the existing provision. The Commission is aware that the interpretation of the new provision will continue to involve difficult subjective judgments, but anticipates that those judgments will be based upon a *consideration of the substantive concerns* raised by a proposal rather than the specific language or actions proposed to deal with those concerns.

Exchange Act Release No. 20091 (Aug. 16, 1983) (emphasis added).

As the Commission instructed, when considering whether proposals deal with substantially the same subject matter, the Staff has focused on the "substantive concerns" raised by the proposals rather than only the specific language or corporate action proposed to be taken. For example, the Staff has concurred with the exclusion of proposals under Rule 14a-8(i)(12) where one proposal requested a report or disclosure of information and the other proposal requested that the company change its policy or take a specific course of action. *See Medtronic Inc.* (avail. June 2, 2005) (concurring that a proposal requesting that the company list all of its political and charitable contributions on its website was excludable as dealing with substantially the same subject matter as a prior proposal requesting that the company cease making charitable contributions); *Saks Inc.* (avail. Mar. 1, 2004) (concurring that a proposal requesting that the board of directors implement a code of conduct based on International Labor Organization standards, establish an independent monitoring process and annually report on adherence to such code was excludable as it dealt with substantially the same subject matter as a prior proposal requesting a report on the company's vendor labor standards and compliance mechanism).

Similarly, in *Pfizer Inc.* (avail. Feb. 25, 2008), the Staff permitted the exclusion of a shareholder proposal requesting a report on the rationale for increasingly exporting the registrant's animal experimentation to countries that have substandard animal welfare regulations because the proposal dealt with substantially the same subject matter as previous proposals on animal care and testing (including a proposal requesting a report on the feasibility of amending the registrant's animal care policy to extend to all contract laboratories and a proposal requesting a policy statement committing to the use of *in vitro* tests in place of other specific animal testing methods). The Staff agreed with the company that the substantive issue underlying these proposals was a concern for animal welfare and therefore found the proposal to be excludable. *See also Google Inc.* (avail. Mar. 6, 2015) (proposal requesting "that the company provide a report on political contributions" containing, among other things, the company's policies regarding political contributions and a list of such contributions, excludable as involving substantially the same subject matter as a prior proposal requesting reporting of much of the same information); *Ford Motor Co.* (avail. Feb. 28, 2007) (proposal requesting that the board institute an executive compensation program that tracks progress in improving fuel efficiency of the company's new vehicles excludable as involving substantially the same subject matter as a prior proposal on linking a significant portion of executive compensation to progress in reducing greenhouse gas emissions from the company's new vehicles); *Bristol-Myers Squibb Co.* (avail. Feb. 11, 2004) (proposal requesting that the board review pricing and marketing policies and prepare a report on how the company will respond to pressure to increase access to prescription drugs excludable as involving substantially the same subject matter as prior proposals requesting the creation and implementation of a policy of price restraint on pharmaceutical products).

Lastly, the Staff has previously concurred in the exclusion of proposals where the same proponent largely reiterated the substantive concerns and goals contained in a prior proposal that had not received support adequate for resubmission. For example, in *General Electric Co.* (avail. Feb. 6, 2014), the Staff considered a proposal requesting that the company amend its nuclear energy policy to "offer to assist utilities with GE reactors to expedite the transfer of their irradiated fuel rods to hardened on-site dry-cask storage," and "expend research funding to seek technologies and procedures designed to reduce damage from cooling water deficiencies and excesses due to climate change." The Staff concurred that the proposal could be excluded under Rule 14a-8(i)(12) because it dealt with substantially the same subject matter as a previous proposal addressing the health and safety implications of nuclear energy that asked the company to "reverse its nuclear energy policy, and, as soon as possible, phase out all its nuclear activities, including proposed fuel reprocessing and uranium enrichment." The Staff agreed with the company that both proposals addressed concerns regarding the health and safety implications of nuclear power facilities and the company's association with the nuclear energy industry.

B. The Proposal Deals With Substantially The Same Subject Matter As A Proposal That Was Previously Included In The Company's Proxy Materials Within The Preceding Five Calendar Years.

The Company has within the past five years included in its proxy materials a shareholder proposal that, like the Proposal, addresses reducing and reporting on greenhouse gas emissions resulting from international marine shipping. Specifically, the Company included a proposal from the Proponent, among others, in its 2015 proxy materials, filed on April 22, 2015 (the "2015 Proposal," attached as Exhibit B), which requested that the Board:

> set quantitative goals, based on current technologies, for reducing total greenhouse gas ("GHG") emissions produced by the international marine shipping of products sold in Walmart's stores and clubs, and report to shareholders by December 31, 2015, at reasonable cost and omitting proprietary information, regarding the goals and the steps Walmart plans to take to achieve them.

The Proposal deals with substantially the same subject matter as—and is, in fact, nearly identical to—the 2015 Proposal:

- The Resolved clauses in the Proposal and the 2015 Proposal are identical and thus seek entirely the same action from the Company: setting and reporting on quantitative goals for the reduction of greenhouse gas emissions resulting from the international marine shipping of the Company's products.

- The supporting statements in the Proposal and the 2015 Proposal are very similar: they discuss the effects of greenhouse gas emissions on global climate change and the degree to which these emissions are related to transportation, particularly marine shipping, in a nearly identical manner.

- Further, the supporting statements in the Proposal and the 2015 Proposal indicate that although the Company has set a goal for reducing the greenhouse gas emissions from its supply chain, it does not specifically disclose the extent of greenhouse gas emissions from its "international marine shipping activities," which other companies do.

- The Proposal and the 2015 Proposal each also cite the need for an "improve[ment in] the quality of [the Company's] environmental impact analysis" and for the Company to "better manage risks associated with climate change by setting a specific goal for reducing emissions associated with shipping its products internationally."

As illustrated above, the Proposal and the 2015 Proposal express the same "substantive concerns" regarding greenhouse gas emissions resulting from international marine shipping, and likewise call for the Board of Directors to take action to set goals for their reduction and to report on the same. Thus, the Proposal and the 2015 Proposal deal with substantially the same subject matter like the proposals in *Google* and to an even greater extent than the proposals in *Ford Motor Co.*, *Bristol-Myers Squibb Co.*, and *General Electric Co.* that varied in scope from but concerned substantially similar subject matter as previously submitted proposals.

C. The Shareholder Proposal Included In The Company's 2015 Proxy Materials Did Not Receive The Shareholder Support Necessary To Permit Resubmission.

In addition to requiring that the proposals address the same substantive concern, Rule 14a-8(i)(12) sets thresholds with respect to the percentage of shareholder votes cast in favor of the last proposal submitted and included in the Company's proxy materials. As evidenced in the Company's Form 8-K filed on June 8, 2015, which states the voting results for the

Company's 2015 Annual Shareholders' Meeting and is attached as Exhibit C, the 2015 Proposal received 1.75% of votes cast at the Company's 2015 Annual Meeting.[1] Thus, the 2015 Proposal failed to achieve the 3% threshold at the 2015 Annual Meeting.

For the foregoing reasons, the Company may exclude the Proposal from its 2016 Proxy Materials under Rule 14a-8(i)(12)(i).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2016 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to Kristopher.Isham@walmartlegal.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (479) 204-8684 or Elizabeth A. Ising of Gibson, Dunn & Crutcher LLP at (202) 955-8287.

Sincerely,

Kristopher A. Isham
Associate General Counsel
Wal-Mart Stores, Inc.

Enclosures

cc: May Pat Tifft

---

1 The 2015 Proposal received 2,539,128,162 "against" votes and 45,121,544 "for" votes. Abstentions and broker non-votes were not included for purposes of this calculation. *See* Staff Legal Bulletin No. 14, Question F.4 (July 13, 2001).

EXHIBIT A

December 16, 2015

Gordon Y. Allison
Vice President & General Counsel
Corporate Division
Wal-Mart Stores, Inc.
702 Southwest 8th St.
Bentonville, AR 72716

Dear Mr. Allison:

I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in Wal-Mart Stores, Inc.'s ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations.

I am the beneficial owner of approximately 490 shares of the Company's common stock, which been held continuously for more than a year prior to this date of submission. The Proposal requests that the Company engage an investment-banking firm to effectuate one or more transactions to monetize the Company's real estate portfolio.

I intend to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact me at ***FISMA & OMB Memorandum M-07-16 ***
***FISMA & OMB Memorandum M-07-16 *** Copies of correspondence or a request for a "no-action" letter should be forwarded to ***FISMA & OMB Memorandum M-07-16 ***

Sincerely,

Mary P. Tifft

Mary Pat Tifft

Encl.
GHG resolution
Proof of share ownership

Pages 9 through 10 redacted for the following reasons:
- -
***FISMA & OMB Memorandum M-07-16 ***

RESOLVED that shareholders of Wal-Mart Stores, Inc. ("Walmart") urge the Board of Directors to set quantitative goals, based on current technologies, for reducing total greenhouse gas ("GHG") emissions produced by the international marine shipping of products sold in Walmart's stores and clubs, and report to shareholders by December 31, 2016, at reasonable cost and omitting proprietary information, regarding the goals and the steps Walmart plans to take to achieve them.

SUPPORTING STATEMENT

Scientific consensus exists that the climate is warming and that human activity, primarily the emission of GHGs, is causing it. Marine shipping is one such activity, and its emissions include climate-warming CO2 and black carbon, and disease-causing sulfur oxides. Total fossil fuel-related CO2 emissions attributable to transportation rose by 45% between 1990 and 2007.
(http://www.internationaltransportforum.org/Pub/pdf/10GHGTrends.pdf) The International

Maritime Organization estimates that marine shipping accounts for 2.2% of global CO2 emissions, and under the "business as usual" scenarios "those emissions are likely to grow by between 50% and 250% in the period to 2050." (http://www.imo.org/MediaCentre/PressBriefings/Pages/34-mepc-67-emissions.aspx)

Fortunately, as a report by the Pew Charitable Trusts states, "A range of near-, medium- and long-term mitigation options are available to slow the growth of energy consumption and GHG emissions from aviation and marine shipping." (http://www.c2es.org/docUploads/aviation-and-marine-report-2009.pdf)) The Pew report estimates that GHG emissions from marine vessels can be reduced more than 60%. (Id. at 3) However, reduction of emissions from international transportation may be hard to achieve through regulation because it is difficult to attribute emissions to particular countries.

Walmart has set an overall GHG emissions reduction goal for its supply chain, but it has not set a goal for reducing marine shipping emissions. Walmart is the largest importer of ocean containers, with 731,500 TEUs in 2013, and that number has more than doubled over the past 11 years. Given that a material portion of Walmart's cost of goods is spent on imports transported via ship, fuel price increases or regulations on ocean emissions could impact financial performance.

Walmart does not disclose GHG emissions from its international marine shipping activities; it does estimate emissions from all "upstream transportation and distribution"— which includes marine shipping, trucking, air freight and rail freight—in its 2014 Carbon Disclosure Project report. It produces this estimate for emissions from all upstream transportation and distribution primarily using data collected from its third-party logistics coordinators and EPA emission factors; only 7% of emissions are from "primary data." We believe methodologies used by some other retailers are more robust—for example, Marks and Spencer uses 50% primary data for its upstream transportation and distribution emissions estimate. Kering (formerly PPR), discloses marine shipping emissions using a methodology verified by independent auditors.

Walmart can improve the quality of its environmental impact analysis and better manage risks associated with climate change by setting a specific goal for reducing emissions associated with shipping its products internationally.

We urge shareholders to vote for this proposal.

EXHIBIT B

Mary Pat Tifft

***FISMA & OMB Memorandum M-07-16 ***

December 18, 2014

Gordon Y. Allison
Vice President and General Counsel
Corporate Division
Wal-Mart Stores, Inc.
702 Southwest 8th Street
Bentonville, Arkansas 72716- 0215

Dear Mr. Allison:

Pursuant to the 2014 proxy statement of Wal-Mart Stores, Inc. (the "Company") and Rule 14a-8 under the Securities Exchange Act of 1934, I hereby submit the attached proposal (the "Proposal") for inclusion in the Company's proxy statement to be circulated to shareholders in conjunction with the next annual meeting of shareholders.

I am the beneficial owner of 1,149.7777 shares of voting common stock (the "Shares") of the Company, and have held the Shares for over one year. In addition, I intend to hold the required number of Shares through the date on which the Annual Meeting is held. I represent that I intend to appear in person or by proxy at the Annual Meeting to present the Proposal.

Copies of correspondence or a request for a "no action" letter should be forwarded to me at the address above and to my email at ***FISMA & OMB Memorandum M-07-16*** with copies to Beth Young at ***FISMA & OMB Memorandum M-07-16*** Thank you very much.

Sincerely,

Mary Pat Tifft
Wal-Mart Associate

Enclosure

RESOLVED that shareholders of Wal-Mart Stores, Inc. ("Walmart") urge the Board of Directors to set quantitative goals, based on current technologies, for reducing total greenhouse gas ("GHG") emissions produced by the international marine shipping of products sold in Walmart's stores and clubs, and report to shareholders by December 31, 2015, at reasonable cost and omitting proprietary information, regarding the goals and the steps Walmart plans to take to achieve them.

SUPPORTING STATEMENT

Scientific consensus exists that the climate is warming and that human activity, primarily the emission of GHGs, is causing it. Marine shipping is one such activity, and its emissions include climate-warming CO_2 and black carbon, and disease-causing sulfur oxides. Total fossil fuel-related CO_2 emissions attributable to transportation rose by 45% between 1990 and 2007. (http://www.internationaltransportforum.org/Pub/pdf/10GHGTrends.pdf) The International Maritime Organization estimates that marine shipping accounts for 2.2% of global CO_2 emissions, and under the "business as usual" scenarios "those emissions are likely to grow by between 50% and 250% in the period to 2050." (http://www.imo.org/MediaCentre/PressBriefings/Pages/34-mepc-67-emissions.aspx)

Fortunately, as a report by the Pew Charitable Trusts states, "A range of near-, medium- and long-term mitigation options are available to slow the growth of energy consumption and GHG emissions from aviation and marine shipping." (http://www.c2es.org/docUploads/aviation-and-marine-report-2009.pdf))
The Pew report estimates that GHG emissions from marine vessels can be reduced more than 60%. (Id. at 3) However, reduction of emissions from international transportation may be hard to achieve through regulation because it is difficult to attribute emissions to particular countries.

Walmart has set an overall GHG emissions reduction goal for its supply chain, but it has not set a goal for reducing marine shipping emissions. Walmart is the largest importer of ocean containers, with 731,500 TEUs in 2013, and that number has more than doubled over the past 11 years. Given that a material portion of Walmart's cost of goods is spent on imports transported via ship, fuel price increases or regulations on ocean emissions could impact financial performance.

Walmart does not disclose GHG emissions from its international marine shipping activities; it does estimate emissions from all "upstream transportation and distribution"—which includes marine shipping, trucking, air freight and rail freight—in its 2014 Carbon Disclosure Project report. It produces this estimate for emissions from all upstream transportation and distribution primarily using data collected from its third-party logistics coordinators and EPA emission factors; only 7% of emissions are from "primary data." We believe methodologies used by some other retailers are more robust—for example, Marks and Spencer uses 50% primary data for its upstream transportation and distribution emissions estimate. Kering (formerly PPR), discloses marine shipping emissions using a methodology verified by independent auditors.

Walmart can improve the quality of its environmental impact analysis and better manage risks associated with climate change by setting a specific goal for reducing emissions associated with shipping its products internationally.

We urge shareholders to vote for this proposal.

Pages 23 through 27 redacted for the following reasons:
- -
"Copyrighted Material Omitted"